UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-42213

WeRide Inc.

21st Floor, Tower A, Guanzhou Life Science Innovation Center

No. 51, Luoxuan Road, Guangzhou International Biotech Island

Guangzhou 510005

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description

3.1	Ninth Amended and Restated Memorandum and Articles of Association
99.1	Press Release – WeRide Inc. Announces Results of Extraordinary General Meeting, Class A Meeting and Class B Meeting
99.2	Announcement – Poll Results of the Extraordinary General Meeting and Class Meetings Held on March 13, 2026
99.3	WeRide Inc. 2026 Share Plan

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WeRide Inc.

By:	/s/ Jennifer Li
Name:	Jennifer Li
Title:	Chief Financial Officer

Date: March 13, 2026